UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

March 10, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Slingshot USA, LLC ("Slingshot") has initiated legal proceedings against Angel Studios, Inc. ("Angel") for material breaches of their Content Distribution Agreement ("CDA"), copyright infringement, and unauthorized exploitation of Slingshot's intellectual property.

Slingshot entered into a CDA with Angel on August 31, 2021, granting Angel distribution rights for its animated feature film “DAVID” and the episodic series “Young DAVID," under the condition that all marketing, distribution, and commercialization decisions require Slingshot’s mutual approval. However, Slingshot alleges that Angel systematically breached these terms by:

•	Excluding Slingshot from key distribution and marketing decisions, including unauthorized third-party agreements.
•	Removing Slingshot's branding from promotional materials and failing to acknowledge Slingshot as the producer and owner of the Content.
•	Using “Young DAVID” to promote Angel’s subscription service instead of maximizing revenue for Slingshot.
•	Refusing to engage in distribution negotiations unless Angel’s entire content catalog is included.

After multiple attempts to resolve these breaches, Slingshot formally notified Angel of contract termination effective November 9, 2024. Angel has refused to acknowledge this termination and continues to exploit Slingshot’s intellectual property. As a result, Slingshot has filed a lawsuit seeking a judicial declaration affirming contract termination, damages for breach of contract, and compensation for ongoing copyright infringement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

March 10, 2025